UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

**CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of report (Date of earliest event reported): October 10, 2016

The Jones Financial Companies, L.L.L.P.
(Exact Name of Registrant as Specified in Its Charter)

Missouri	0-16633	43 -1450818
(State or Other Jurisdiction of Incorporation)	**(Commission File Number)**	**(IRS Employer Identification No.)**

12555 Manchester Road, Des Peres, Missouri   **63131**
(Address of Principal Executive Offices)   **(Zip Code)**

(314) 515-2000
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02.   **Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.**

On October 10, 2016, the Managing Partner of The Jones Financial Companies, L.L.L.P. (the "Partnership") appointed general partner Vincent J. Ferrari, age 56, as a member of the Partnership's Executive Committee, effective January 1, 2017. Mr. Ferrari will also serve as a member of the Partnership's Audit Committee, effective January 1, 2017. Mr. Ferrari will continue to serve as a member of the Partnership's Management Committee and as the Partnership's Chief Information Officer.

Mr. Ferrari joined Edward D. Jones & Co., L.P. in 2003 as a senior director in the Information Systems Division and was named a principal of the Partnership in 2004. In 2006, Mr. Ferrari was appointed to the Partnership's Management Committee. In 2007, Mr. Ferrari became the Partnership's Chief Information Officer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE JONES FINANCIAL COMPANIES, L.L.L.P.

Date: October 11, 2016

By: /s/ Kevin D. Bastien

Name: Kevin D. Bastien

Title: Chief Financial Officer